---------------------
                                                    |    OMB APPROVAL     |
                                                    |---------------------|
                                                    |OMB NUMBER: 3235-0145|
                    UNITED STATES                   |EXPIRES:             |
         SECURITIES AND EXCHANGE COMMISSION         |    OCTOBER 31, 2002 |
               Washington, D.C.  20549              |ESTIMATED AVERAGE    |
                                                    |BURDEN HOURS         |
                                                    |PER RESPONSE ...14.90|
                                                    |---------------------|

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No.___)*


                        Collins & Aikman Corporation
        ------------------------------------------------------------
                              (Name of Issuer)

                   Common Stock, par value $.01 per share
       -------------------------------------------------------------
                      (Title of Class and Securities)

                                194830 10 5
        ------------------------------------------------------------
                               (CUSIP Number)


                                Textron Inc.
                          Attn: Terrence O'Donnell
                Executive Vice President and General Counsel
                           40 Westminster Street
                       Providence, Rhode Island 02903
                         Telephone: (401) 421-2800

        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             December 20, 2001
        ------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 SCHEDULE 13D

     CUSIP No. 194830 10 5
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS

                  Textron Inc.

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  05-0315468
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

                  OO
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
     -------------------------------------------------------------------
         7.       SOLE VOTING POWER

                  18,000,000
     -------------------------------------------------------------------
         8.   SHARED VOTING POWER

                  -0-
     -------------------------------------------------------------------
         9.   SOLE DISPOSITIVE POWER

                  18,000,000
     -------------------------------------------------------------------
         10.  SHARED DISPOSITIVE POWER

                  -0-
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               18,000,000
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  10.7%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
                  CO
     -------------------------------------------------------------------




Item 1.  Security and Issuer.

         The class of equity securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Collins & Aikman Corporation (the "Company"). The principal executive offices of the Company are located at 5755 New King Court, Troy, Michigan 48098.

Item 2.  Identity and Background.

         This Statement constitutes the initial Statement on Schedule 13D of Textron Inc. ("Textron") with respect to the acquisition by Textron Holdco Inc., an indirect wholly owned subsidiary of Textron ("Textron Holdco"), of 18,000,000 shares of Common Stock on December 20, 2001.

         Textron is a Delaware corporation with its principal executive offices located at 40 Westminster Street, Providence, Rhode Island 02903. Textron is a global multi-industry company with operations in five business segments - Aircraft, Automotive, Fastening Systems, Industrial Products and Finance. Textron's products include commercial and military helicopters, light and mid-size business jets, turboprop and piston-powered aircraft, plastic fuel tanks, golf cars and utility vehicles, turf-care equipment, industrial pumps and gears, engineered fastening systems and solutions and other industrial products. Textron also is a leading commercial finance company for select markets.

         Textron Holdco is the record holder of 18,000,000 shares of Common Stock. Textron Holdco, a Rhode Island corporation, is the direct wholly owned subsidiary of McCord Corporation, a Michigan corporation ("McCord"). McCord is the direct wholly owned subsidiary of Textron Automotive Company Inc., a Delaware corporation and direct wholly owned subsidiary of Textron ("TAC"). By virtue of the foregoing, each of Textron, TAC and McCord indirectly beneficially own the 18,000,000 shares of Common Stock held by Textron Holdco. This Statement is filed by Textron on behalf of itself and each of TAC, McCord and Textron Holdco.

         The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Textron are set forth on Schedules A and B hereto, which schedules are hereby incorporated herein by reference in their entirety.

         During the past five years, neither Textron nor, to the knowledge of Textron, any of the executive officers or directors of Textron identified on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the past five years, neither Textron nor, to the knowledge of Textron, any of the executive officers or directors of Textron identified on Schedules A and B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Purchase Agreement dated as of August 7, 2001, as amended and restated as of November 30, 2001 (the "Purchase Agreement"), by and among Textron, the Company and Collins & Aikman Products Co., a wholly owned subsidiary of the Company ("C&A Products"), Textron sold to the Company and its subsidiaries the exterior and interior automotive trim operations that were managed as a unit of TAC, for cash and assumed indebtedness as well as 18,000,000 shares of Common Stock and shares of preferred stock of C&A Products (the "Preferred Stock").

Item 4.  Purpose of the Transaction.

         Textron caused Textron Holdco to acquire the 18,000,000 shares of Common Stock for investment purposes only. Neither Textron nor, to the knowledge of Textron, any of the executive officers or directors of Textron identified on Schedules A and B hereto, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except that Textron reserves the right to sell or otherwise dispose of shares of Common Stock from time to time.

Item 5.  Interest in the Securities of the Issuer.

         (a) According to the Company, on December 20, 2001, there were 167,882,130 shares of Common Stock issued and outstanding. Textron, TAC and McCord indirectly beneficially own, and Textron Holdco directly beneficially owns, approximately 10.7% of such shares.

         (b) The shares of Common Stock indirectly beneficially owned by Textron are held of record by Textron Holdco. However, Textron indirectly possesses the sole power to direct the voting and disposition of such shares.

         (c) None of Textron, TAC, McCord or Textron Holdco has effected any transaction in the Company's Common Stock during the past sixty days.

         (d) No person other than Textron has any right to receive or direct the receipt of dividends from, or the proceeds from any sale of, the shares of Common Stock beneficially owned by Textron.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Purchase Agreement, Textron is entitled, but not required, to designate one member to serve as a director (the "Textron Designee") and two representatives to serve as observers on the Board of Directors of the Company, in each case until the date upon which Textron and its affiliates cease to continuously own at least $25 million in "assigned value" of (1) the Common Stock, having an assigned value of $5 per share, (2) the shares of Preferred Stock issued to Textron Holdco pursuant to the Purchase Agreement, having an assigned value solely for the purposes of this calculation equal to the liquidation preference of $1000 per share, and (3) the equity interest in Collins & Aikman Holdings (Italy) S.r.1. (formerly Textron Automotive Holdings (Italy) S.r.1.) retained by Textron and its affiliates and having an aggregate assigned value of $23.1 million. "Value" is at all times determined by reference to the assigned values, without regard to subsequent changes in value or to the agreements as to the fair market value of the Preferred Stock at the time of issuance as set forth in the Purchase Agreement.

         In connection with this right to elect a member of the Company's Board of Directors, Heartland Industrial Partners, L.P. ("HIP") has agreed to (and agreed to cause its affiliates to) vote, at a meeting or by written consent, all shares of capital stock of the Company held by HIP and its affiliates, and take all other actions necessary to ensure that, the Textron Designee (and any replacement Textron Designee) is elected to the Board of Directors of the Company within 30 days of designation by Textron. HIP has also agreed to use reasonable best efforts to cause its nominees on the Board of Directors of the Company to elect the Textron Designee (and any replacement Textron Designee) to the Company's Board.

         HIP has also agreed that for so long as Textron and/or one or more of its affiliates continuously own Preferred Stock representing at least 25% of the aggregate number of shares of Preferred Stock originally issued to Textron and/or one of its affiliates pursuant to the Purchase Agreement, neither HIP nor any of its affiliates (excluding the Company and its subsidiaries and any successors to the Company) will directly or indirectly sell, transfer, encumber, distribute or dispose of any Common Stock, other than (1) in connection with a bona fide pledge to secure a financing in favor of HIP or one of its affiliates and (2) any such sale, transfer, encumbrance, distribution or disposition if, after giving effect thereto, HIP and its affiliates beneficially own at least 65% of the number of shares of Common Stock beneficially owned by HIP and its affiliates (other than the Company and its subsidiaries) as of November 30, 2001 after giving effect to all of the transactions contemplated by the Purchase Agreement, as such number may be appropriately and equitably adjusted to reflect any stock split, combination, dividend, distribution or exchange relating to the Common Stock.

         In addition, in connection with the transactions contemplated by the Purchase Agreement, on December 20, 2001, Textron, Textron Holdco and the Company entered into a Registration Rights Agreement (filed as Exhibit 1 hereto) which entitles Textron and its subsidiaries to certain registration rights from the Company with respect to the shares of Common Stock. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference in its entirety.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Registration Rights Agreement by and between Textron Inc., Textron Holdco Inc. and Collins & Aikman Corporation dated as of December 20, 2001



         The Index of Exhibits attached to this Statement is hereby incorporated by reference in its entirety.



                                 SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   December 28, 2001

                                              Textron Inc.


                                              By: /s/ Arnold M. Friedman
                                                 ---------------------------
                                              Name:   Arnold M. Friedman
                                              Title:  Vice President and
                                                      Deputy General Counsel




                                                              Schedule A





                     TEXTRON INC. - BOARD OF DIRECTORS

 (Unless otherwise indicated, each of the individuals listed below is a
                             United States citizen.)





NAME                                          POSITION                          BUSINESS ADDRESS
----                                          --------                          ----------------
Arnelle, H. Jesse                             Of Counsel                        Womble, Carlyle, Sandridge & Rice
                                                                                200 West Second Street
                                                                                Winston-Salem, NC 27102

Beck, Teresa                                  Former President                  1681 South Mohawk Way
                                              American Stores                   Salt Lake City, UT 84108
                                              Company

Campbell, Lewis B.                            Chairman, President and Chief     Textron Inc.
                                              Executive Officer                 40 Westminster Street
                                                                                Providence, RI 02903

Dickson, R. Stuart                            Chairman of the Executive         Ruddick Corporation
                                              Committee                         301 South Tyron St.
                                                                                Suite 1800
                                                                                Charlotte, NC 28202

Fish, Lawrence K.                             Chairman, President and Chief     Citizens Financial Group, Inc.
                                              Executive Officer                 One Citizens Plaza
                                                                                Providence, RI 02903


Ford, Joe T.                                  Chairman and Chief Executive      ALLTEL Corporation
                                              Officer                           One Allied Drive
                                                                                Little Rock, AR 72202

Gagne, Paul E.                                Consultant, Corporate Strategic   Kruger Inc.
(Canadian citizen)                            Planning and Acquisitions         3285 Bedford Road
                                                                                Montreal
                                                                                Quebec H3S IG5 Canada

Lord Powell of Bayswater KCMG                 Former Foreign Affairs and        Sagitta Asset Management Limited
(United Kingdom citizen)                      Defense Advisor to Prime          Berkeley Square House, 4th Floor
                                              Minister Margaret Thatcher        Berkeley Square
                                                                                London, W1X 5PN England

Macomber, John D.                             Principal                         JDM Investment Group
                                                                                2806 N Street, NW
                                                                                Washington, DC 20007

Rowe, Brian H.                                Retired Chairman, Consultant      GE Aircraft Engines
                                                                                General Electric Company
                                                                                1 Neumann Way, N178
                                                                                Cincinnati, OH 45215

Segnar, Samuel F.                             Retired Chairman and Chief        10077 Grogan's Mill Road
                                              Executive Officer Enron           Suite 530
                                              Corporation                       The Woodlands, TX 77380

Wheeler, Thomas B.                            Retired Chairman and Chief        Massachusetts Mutual Financial Group
                                              Executive Officer                 1295 State Street
                                                                                Springfield, MA 01111

Walker, Martin D.                             Principal                         MORWAL Investments
                                                                                24650 Center Ridge Road, Suite 110
                                                                                Westlake, OH 44145




                                                                 Schedule B





                     TEXTRON INC. - EXECUTIVE OFFICERS

      (Unless otherwise indicated, each of the individuals listed below maintains his or her office at 40 Westminster Street, Providence, RI 02903.

      Each of the individuals listed below is a United States citizen.)





     NAME                                     POSITION/BUSINESS ADDRESS
     ----                                     -------------------------

Campbell, Lewis B.                        Chairman, President and Chief Executive Officer

Bohlen, Kenneth C.                        Executive Vice President and Chief Innovation Officer

Butler, John D.                           Executive Vice President - Administration and Chief Human
                                          Resources Officer

French, Theodore R.                       Executive Vice President and Chief Financial Officer

Howell, Mary L.                           Executive Vice President - Government, Strategy
                                          Development and International, Communications and Investor Relations
                                          1101 Pennsylvania Avenue, NW, Suite 400 Washington, DC 20004

O'Donnell, Terrence                       Executive Vice President and General Counsel




                             INDEX OF EXHIBITS



                  Number            Description
                  ------            -----------


                  Exhibit 1 Registration Rights Agreement by and between Textron Inc., Textron Holdco Inc. and Collins & Aikman Corporation dated as of December 20, 2001